June 2, 2023

VIA EDGAR

Ms. Mateo and Ms. Block

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Hywin Holdings Ltd.

Form 20-F for Fiscal Year Ended June 30, 2022

Filed October 12, 2022

File No. 001-40238

Dear Ms. Mateo and Ms. Block:

This letter sets forth the responses of Hywin Holdings Ltd. (the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 24, 2023, regarding the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2022 (the “2022 Form 20-F”).

The Staff’s comments regarding the 2022 Form 20-F are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F filed October 12, 2022

Introduction, page 1

1.	We note your response to our prior comment 1 and reissue in part. We note your response that in light of the revised definition of "China" and the "PRC," the Company will also revise "China" and the "PRC" to "mainland China" in future Form 20-F filings as necessary. In future filings, please revise your definition of "China" or the "PRC" to include Hong Kong and Macau. The definition may clarify that the only time that "China" or the "PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong. Please confirm your understanding and include your proposed language in your response letter.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that it will revise and clarify its definition of “China” and the “PRC” to include Hong Kong and Macau. In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on page 1 in its future Form 20-F filings as follows:

●	“China” or the “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, except when referencing specific laws and regulations adopted by the PRC and other legal and tax matters applicable only to the PRC, and excluding, for the purpose of this annual report only, ~~Hong Kong special administrative region, Macau special administrative region and~~ Taiwan; the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong;

In addition, the Company respectfully advises the Staff that it intends to revise the disclosure on page 54 in its future Form 20-F filings as follows:

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in mainland China and substantially all of our assets are located in mainland China. In addition, a majority of our directors and executive officers reside within mainland China, and most of the assets of these persons are located within mainland China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. As advised by our PRC legal counsel, mainland China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, it may be difficult or impossible to recognize and enforce judgments of any of those non-PRC jurisdictions in a court in mainland China.

In addition, you may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiaries, including judgments relating to the federal securities laws of the United States or the securities laws of any state or territory of the United States. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether courts in Hong Kong will enforce judgments of United States courts based solely upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory of the United States.

D. Risk Factors, page 7

2.	We note your response to our prior comment 2 and reissue in part. Given the Chinese government's significant oversight and discretion over the conduct of your business, in future filings, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please include your proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on pages 8 and 38 in its future Form 20-F filings as follows:

Page 8:

We face various legal and operational risks and uncertainties associated with being based in and having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business and as such may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. The PRC government also has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on an exchange in the United States or other foreign countries outside of China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (“HFCAA”) if the PCAOB is unable to adequately inspect audit documentation located in China. The inability of the PCAOB to conduct inspections deprives our investors with the benefits of the PCAOB’s oversight of our auditor through such inspections. As a result, our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong.”

Page 38:

~~Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.~~The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.

Substantially all of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over mainland China’s economic growth through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

...…

The PRC government has significant oversight and discretion over the conduct of our business and as such may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

In addition, some of our operations are in Hong Kong. Due to the long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations in Hong Kong at any time, which could result in a material change in our operations and/or the value of our ADSs.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned or the Company’s U.S. counsel, Renee Xiong at +852 2901 3817 of Sidley Austin LLP.

Very truly yours,

Hywin Holdings Ltd.

By:	/s/ Wai Lok
Name:	Wai Lok
Title:	Chief Financial Officer

cc:	Renee Xiong, Esq., Sidley Austin LLP